ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-200212
Dated February 4, 2015

ETRACS SMHD

ETRACS is pleased to announce a new exchange-traded product: the ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN (NYSE: SMHD). SMHD is linked to two times the performance of the Solactive US Small Cap High Dividend Index (the “Index”).

SMHD profile

Underlying Index:	Solactive US Small Cap High Dividend Index
2x Index Yield*:	17.70%
Income Potential:	Variable monthly coupon linked to 2x the cash distributions, if any, of the Index constituents

*	This figure is equal to two times the Index Yield calculated as of February 3, 2015 by the sponsor of the Index, Solactive AG. Investors are not guaranteed any coupon or distribution amount under the ETN.

SMHD Offers Investors:

•	Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

•	Monthly compounded 2x leveraged exposure to the Solactive US Small Cap High Dividend Index, less investor fees.

•	2x exposure to an index comprised of small cap publicly traded stocks with relatively high dividend yields compared to other small cap publicly traded stocks in the US market.

About the Solactive US Small Cap High Dividend Index

The Index is calculated and distributed by Solactive AG and is intended to track the price movements of stocks which are publicly traded on US stock exchanges and fulfill certain minimum requirements in terms of liquidity and market capitalization. The Index was launched on January 26, 2015, and, therefore, has no performance history prior to that date.

Top 10 Index Constituents

Name	Ticker	% Weight
LINN CO LLC	LNCO	5.21%
PEABODY ENERGY CORP	BTU	5.02%
DENBURY RESOURCES INC	DNR	5.01%
PBF ENERGY INC	PBF	4.77%
ENERGY XXI LTD	EXXI	4.20%
CLIFFS NATURAL RESOURCES INC	CLF	4.00%
COLONY FINANCIAL INC	CLNY	3.35%
SEAWORLD ENTERTAINMENT INC	SEAS	2.26%
MEDICAL PROPERTIES TRUST INC	MPW	2.26%
DINEEQUITY INC	DIN	2.06%

Source: Solactive AG, as of January 26, 2015.

To find out more, click on the links to the right or email ETRACS with your questions.

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

Contact	More information

Tel +1-877-387 2275	• Factsheet
• Email	• Product Supplement
• Pricing Supplement

Visit our website at www.etracs.com

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.

Neither UBS nor any of its directors, officers, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this communication or reliance upon any information contained herein.

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UBS Securities LLC, a subsidiary of UBS AG, 1285 Avenue of the Americas, New York, NY, 10019, United States. www.ubs.com/investmentbank

© UBS 2015. All rights reserved.